UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

GREAT PANTHER RESOURCES LIMITED

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2006 AND 2005

MANAGEMENT’S COMMENTS ON

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be companied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)

		March 31, 2006		December 31, 2005
Assets				
Current assets:				
Cash and cash equivalents	$	**1,066,419**	$	3,094,547
Short-term investments		**1,562,450**		2,200,850
Amounts receivable, net (note 3)		**1,783,724**		1,001,121
Prepaid expenses and deposits		**231,862**		183,912
		4,644,455		6,480,430
Office equipment, net of accumulated amortization		**105,139**		99,865
Mineral properties, plant and equipment (note 5)		**12,671,311**		12,638,675
	$	**17,420,905**	$	19,218,970
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	**112,605**	$	231,866
Current portion of long-term debt (note 5)		**1,675,247**		4,841,090
		1,787,852		5,072,956
Long-term liabilities:				
Long-term debt (note 7(a))		**746,127**		746,127
Convertible loan note (note 7(b))		**1,034,958**		-
Future income taxes		**17,459**		17,459
		3,586,396		5,836,542
Shareholders' equity:				
Capital stock (note 8)		**23,484,574**		21,536,440
Contributed surplus (note 8)		**2,779,986**		1,638,819
Equity component of long-term liability		**1,006,000**		-
Shares to be issued on exercise of warrants		-		49,910
Deficit		**(13,436,051)**		(9,842,741)
		13,834,509		13,382,428
	$	**17,420,905**	$	19,218,970

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

"Robert A. Archer" Director

"Kaare G. Foy" Director

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Operations and Deficit

(Unaudited - Prepared by Management)

		Three months ended Mar 31, 2006		Three months ended Mar 31, 2005
				(Restated note 2 (e))
REVENUE				
Mineral sales	$	405,390	$	-
Cost of sales		1,398,563		-
GROSS LOSS		(993,173)		-
EXPENSES				
General and administrative (schedule)		1,710,356		272,328
Mineral property exploration expenditures		259,701		959,872
Directors' fees:				
Incurred		30,000		15,000
Stock-based compensation		306,000		-
Management fees		46,550		21,000
Amortization		35,258		989
		2,387,865		1,269,189
LOSS BEFORE OTHER ITEMS		3,381,038		1,269,189
Other Items:				
Interest income		(17,750)		(7,214)
Interest expense		230,022		-
Loss for the period		3,593,310		1,261,975
Deficit, beginning of the period		(9,842,741)		(2,900,813)
Change in accounting for mineral exploration expenditures (note 2(e))		-		(1,710,243)
Deficit, end of the period	$	(13,436,051)	$	(5,873,031)
EARNINGS PER SHARE				
Loss per Share (note 2(j))	$	0.07	$	0.07
Weighted average number of outstanding common shares.		48,246,462		16,826,483

See accompanying notes to the consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

		Three months ended Mar 31, 2006		Three months ended Mar 31, 2005
				(Restated note 2 (e))
Cash flows used in operating activities:				
Loss for the period	$	(3,593,310)	$	(1,261,975)
Items not involving cash:				
Depreciation		35,258		989
Interest expense		20,958		-
Stock-based compensation		1,299,500		45,092
Changes in non-cash working capital items:				
Amounts receivable		(782,603)		(141,894)
Prepaid expenses and deposits		(47,950)		3,144
Accounts payable and accrued liabilities		(119,260)		(10,293)
		(3,187,408)		(1,364,937)
Cash flows used in investing activities:				
Mineral properties expenditures				-
Invested in short-term investments		(1,561,600)		700,000
Proceeds from disposal of short-term investments		2,200,000		-
Purchase of equipment		(73,167)		(288)
		565,233		699,712
Cash flows from financing activities:				
Due to directors and related parties		-		16,714
Issuance of shares for cash, net of issue costs		-		982,033
Increase in long term debt		(3,165,843)		-
Proceeds from issuance of convertible note		2,020,000		-
Proceeds received in advance on exercise of warrants		(49,910)		-
Proceeds on exercise of warrants		1,321,936		-
Proceeds on exercise of options		467,865		-
		594,048		998,747
Increase (Decrease) in cash and cash equivalents		(2,028,128)		333,522
Cash and cash equivalents, beginning of the period		3,094,547		173,122
Cash and cash equivalents, end of the period	$	1,066,419	$	506,644

See accompanying notes to the consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

1.	Nature of continuing operations:

Great Panther Resources Limited (“the Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation.

The Company, through its acquisition of the Topia and Guanajuato Mines (notes 4(a) and 4(b)), has transformed itself from a company that was exclusively focused on mineral exploration to a company involved in the mining of precious and base metals. Of the properties in which the Company has an interest, only the Topia mines were in production at the balance sheet date and as such, the Company has generated limited revenue from its principal mining business activities. The Company is continuing to explore its mineral properties and is actively seeking other potential properties to add to its current portfolio. The Company has not determined whether these properties contain mineral resources which are economically recoverable. The underlying value and the recoverability of amounts shown for mineral property interests are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain financing necessary to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

During the period ended March 31, 2006 and 2005, the Company incurred losses of approximately $3,593,000 and $1,262,000, respectively, and used cash for operations of approximately $3,187,000 and $1,410,000, respectively. As at March 31, 2006, the Company had an accumulated deficit of approximately $13,436,000 and a positive working capital balance of $2,857,000.

Notwithstanding these continuing losses and operating cash flow deficiencies, these consolidated financial statements have been prepared by management on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business.

The ability of the Company to continue as a going concern and to realize on its assets and discharge its liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

2.	Significant accounting policies:
(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V. (acquired February 5, 2004), Metalicos de Durango, S.A. de C.V. (incorporated July 12, 2005) and Minera de Villa Seca, S.A. de C.V. (incorporated October 5, 2005). Significant inter-company balances and transactions are eliminated on consolidation.

(b)	Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment of mineral properties, plant and equipment, valuation of amounts receivable and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation and the fair value assigned to the net assets acquired and liabilities assumed on acquisition. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

(c)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

(d)	Short-term investments:

Short-term investments include investments in marketable securities which are recorded at lower of cost and market.

(e)	Mineral properties, plant and equipment and change in accounting policy:

The Company changed its accounting policy for mineral property exploration expenditures in its fourth quarter of 2005. Prior to September 30, 2005, mineral property acquisition and exploration expenditures were capitalized on a property by property basis. The Company changed its policy, on a retroactive basis, to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition expenditures continue to be capitalized. This change has been applied retroactively and has reduced mineral properties and increased the loss for the year ended December 31, 2004 by $1,710,243 increasing the deficit to $4,611,056 as at December 31, 2004. This change has also increased the loss per share by $0.11 for the year ended December 31, 2004 to $0.22. This change in policy had no effect on the opening deficit as at January 1, 2004.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

2.	Significant accounting policies (continued):
(e)	Mineral properties, plant and equipment (continued):

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, construction of production facilities and the development of mine infrastructure are capitalized. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit. Once commercial production has commenced, these costs are amortized using the units-of production method based on proven and probable reserves. If the mineral deposit proves to be uneconomical or otherwise determined to have a value less than its carrying amount, then previously capitalized costs are written down in the period in which such determination is made. Production facilities and equipment are stated at cost and are depreciated using the straight-line or units-of-production method at rates sufficient to depreciate the assets over their estimated useful lives, not to exceed the life of the mine to which the assets relate. Vehicles and office equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to six years. Maintenance and repairs are charged to operations as incurred. Betterments of a major nature are capitalized. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

(f)	Office equipment:

Equipment is recorded at cost. Amortization of computer equipment is provided at 30% per annum on the declining balance basis and approximately 3 years on a straight-line basis at a subsidiary operation. Amortization of all other office equipment is provided at 20% per annum on the declining balance basis and 10 years on a straight-line basis at a subsidiary operation.

(g)	Impairment of long-lived assets:

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary. The Company considers metals prices, cost of production, proven and probable reserves and salvage value of the property and equipment in its valuation.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

2.	Significant accounting policies (continued):
(g)	Impairment of long-lived assets (continued):

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur. This would necessitate a write down for asset impairment.

(h)	Stock-based compensation:

The Company accounts for stock-based payments granted to non-employees after January 1, 2002 and employees after January 1, 2003 using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest. The Company has not disclosed the pro forma affect of accounting for 2002 employee grants under the fair value method as these amounts vested in 2002. The Company has not disclosed the pro forma effect of accounting for 2002 employee grants under the fair value method as these awards vested in 2002.

(i)	Revenue recognition:

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the ore transfers to the customer, which generally occurs on the date of shipment. Revenue is recorded in the statement of operations net of treatment and refining costs paid to counter parties under terms of the off take arrangements. Revenue from the sale of the ore is subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.

(j)	Reclamation and remediation:

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized into the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount and any change in the amount or timing of the underlying cash flows. The asset retirement cost is depreciated over the remaining life of the assets.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

2.	Significant accounting policies (continued):

Reclamation and remediation (continued):

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its accrued liabilities, if any, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

(k)	Foreign currency translation:

The functional currency of the Company and its subsidiaries is the Canadian dollar.

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(l)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management’s estimation, more likely than not to be realized.

(m)	Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options or warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

3.	Amounts receivable, net:

	March 31,	December 31,
	2006	2005
Value added tax recoverable (a)	$1,402,475	$1,118,568
Other	531,249	32,553
	1,933,724	1,151,121
Allowance for doubtful amounts	(150,000)	(150,000)
	$1,783,724	$1,001,121

(a)

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities. The Company has made a provision in 2005 for any amounts which may not be recoverable.

4.	Acquisitions:
(a)	Topia Mine Project:

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions pursuant to the Topia Purchase Agreement located in the Municipality of Topia, State of Durango, Mexico.

In consideration for the rights outlined in the Topia Purchase Agreement, the Company initiated payments totalling US$2,551,678 as follows:

(i)	US$100,000 (paid) upon registration of the option agreement and expensed as mineral exploration costs;
(ii)

US$150,000 (paid) upon notification to optionor of the Company’s decision to exercise the option to purchase the rights and the assets of the mine, and US$540,165 (paid) on the date of the formal signing of the purchase agreement totaling CDN$851,721;

(iii)	three annual payments of US$300,000, US$300,000 and US$346,919 each on the first, second and third year, respectively, commencing 18 months after the date of the agreement; and
(iv)

the Company has also agreed to assume the debt currently encumbering the property, totalling US$814,594 upon signing of the purchase agreement. The debt is repayable out of production from concentrate sales as a 10% Net Smelter Return.

The net present value of the Company’s post acquisition payment requirements pursuant to the Topia Purchase Agreement and assumed debt has been determined by discounting the face value of the US$1,761,493 (CDN$2,158,534) at the Company’s estimated current borrowing cost to the date of acquisition, to equal $1,430,937. The carrying value of this liability is being accreted to its face value over a period of up to three years.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

4.	Acquisitions (continued):
(a)	Topia Mine Project (continued):

The acquisition was accounted for as an asset acquisition. The following table summarizes the fair value of consideration given and the estimate fair value of assets acquired as at the acquisition date:

Assets acquired:
Plant	$1,730,573
Mineral properties	269,516
Offices and mobile equipment	319,253
$2,319,342
Consideration given:
Cash and direct costs of acquisition	$888,405
Debt	1,430,937
$2,319,342

The Topia mine was shut-down upon acquisition for maintenance and upgrading. The plant is currently operational and is generating revenue for the Company. The Company expects the plant will be at full capacity towards the end of fiscal 2006.

The Company incurred mineral exploration expenditures on mineral property included in the Topia Mine Project both prior and subsequent to the acquisition transaction (note 6).

On March 8, 2006, the Company purchased a 100% interest in the Arco Iris concession. The agreement requires cash payments of US$20,000 (paid) upon signing of the purchase agreement and additional staggered payments totaling US$280,000. The Arco Iris concession is a strategic claim that is contiguous with the existing Topia Mine Property. The 100 hectare Arco Iris concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its own ground. In addition, the new claim contains much of the Don Antonio vein, from which Peñoles produced silver-lead-zinc in the past.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

4.	Acquisitions (continued):
(b)	Guanajuato Mine Project:

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico which includes 2 main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate). The total purchase price was US$7,250,000 consisting of staged cash payments totalling US$3,650,000 (paid) to the end of December 31, 2005 and the remaining balance of US$3,600,000 (US$2,875,000 paid) in 2006. The cash paid and direct acquisition costs incurred at the acquisition date totaled $4,428,416. The future payments have been discounted at the Company’s estimated current borrowing rate to the date of acquisition, which net present value equals $3,918,747. The carrying value of this liability is being accreted to its face value over a period of one year.

The acquisition was accounted for as an asset purchase. The following table summarizes the fair value of consideration given and the estimated fair value of assets acquired at the acquisition date:

Assets acquired:
Plant	$2,049,063
Mineral properties	3,750,000
Offices and mobile equipment	811,722
Land	1,736,378
$8,347,163
Consideration given:
Cash and direct costs of acquisition	4,428,416
Debt	3,918,747
$8,347,163

The Guanajuato mines were shut down upon acquisition for maintenance and upgrading. The mines were not in operated by the Company in fiscal year 2005 and as a result no revenue was earned from the mines in 2005. The Company anticipates production to begin in the second quarter of fiscal 2006 and that the plant will be at full capacity towards the end of the current fiscal year.

The Company incurred mineral exploration expenditures on mineral properties included in the Guanajuato Mine Project both prior and subsequent to the acquisition transaction (note 6).

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

5.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	March 31,	December 31,
	2006	2005
Topia Mine (note 4(a)):
Mineral properties	$1,320,489	$1,320,489
Plant and equipment (i)	2,429,584	2,396,847
Buildings and mobile equipment	319,253	319,253
	4,069,326	4,036,589
Accumulated depreciation and depletion	$(29,960)	$-
	4,039,366	4,036,589
Guanajuato Mines (note 4(b)):
Mineral properties	3,750,000	3,750,000
Plant and equipment (i)	2,265,303	2,235,444
Buildings and mobile equipment	811,722	811,722
Land	1,736,378	1,736,378
	8,563,403	8,533,544
Accumulated depreciation and depletion	-	-
	8,563,403	8,533,544
Other mineral properties - San Nino and San Taco (ii)	68,542	68,542
	$12,671,311	$12,638,675

(i)

After acquisition of the Topia Mine and Guanajuato Mine in fiscal year 2005 (note 4(a) and 4(b), the Company incurred plant rehabilitation expenditures of $539,519 and $160,444, and acquired mine equipment of $126,755 and $25,937, respectively, which have been capitalized to plant and equipment in 2005.

(ii)

Plant facilities, building and plant rehabilitation expenditures at Guanajuato have not been amortized as the plants were not in service to allow for plant maintenance and upgrading subsequent to their acquisition.

(iii)	During the current fiscal year, the Company elected to discontinue exploration of the San Taco property.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

6.	Mineral property exploration expenditures:

The continuity of the expenditures on the mineral properties for three months ending March 31, 2006 is as follows:

	Property
	San Antonia	Santo Niño (a)	San Taco (b)	Topia Main Block note 4(a)	Topia II to IV note 4(a)	Virimoa (c)	Guanajuato note 4(b)	March 31 2006
Exploration expenses:
Option payments	$-	$-	$-	$-	$-	$-	$-	$-
Analysis	1,756	-	-	55,589	-	-	13,668	71,022
Drilling	-	-	-	-	-	-	45,630	45,630
Fields costs	-	-	-	23,134	-	-	-	23,134
Geology	9,329	11,839	-	3,930	3,736	-	38,803	67,637
Land taxes	-	-	-	-	-	-	-	-
Project administration	34,485	-	-	17,793	-	-	-	52,278
	45,579	11,839	-	100,446	3,736	-	98,101	259,701
Cumulative expenses, beginning of year	199,026	364,131	425,465	2,345,809	123,956	177,451	414,803	4,050,641
Cumulative expenses, end of yea	$244,605	$375,970	$425,465	$2,446,255	$127,692	$177,451	$512,904	$4,310,342

The continuity of the expenditures on the mineral properties for 2005 is as follows:

	Property
	San Antonia	Santo Niño (a)	San Taco (b)	Topia Main Block note 4(a)	Topia II to IV note 4(a)	Virimoa (c)	Guanajuato note 4(b)	2005
Exploration expenses:
Option payments	$4,099	$24,492	$93,516	$-	$-	$-	$-	$122,107
Analysis	18,553	9,414	2,814	78,142	14,909	14,952	7,571	146,355
Drilling	13,986	160,900	85,176	423,324	-	80,209	353,057	1,116,652
Fields costs	906	1,851	1,058	31,928	556	850	776	37,925
Geology	86,907	62,971	62,298	288,302	75,529	77,834	47,059	700,900
Land taxes	11,277	1,640	1,886	44,171	6,813	-	-	65,787
Project administration	29,998	1,237	2,267	106,942	282	3,606	6,340	150,672
	165,726	262,505	249,015	972,809	98,089	177,451	414,803	2,340,398
Cumulative expenses, beginning of year	33,300	101,626	176,450	1,373,000	25,867	-	-	1,710,243
Cumulative expenses, end of yea	$199,026	$364,131	$425,465	$2,345,809	$123,956	$177,451	$414,803	$4,050,641

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

6.	Mineral property exploration expenditures (continued):
(a)	Santo Niño Project:

On February 11, 2004, the Company entered into an option agreement (the “Santo Niño Option Agreement”) which grants the Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Niño Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$165,000 as follows:

(i)	US$20,000 (paid) within 10 days of the date of registration at the Mining registry of the option agreement;
(ii)	US$50,000 (US$30,000 paid) in five payments of US$10,000 each to be made by the conclusion of each semester following the date of registration of the option agreement; and
(iii)	US$95,000 within 45 days of the third anniversary of the date of registration of the option agreement.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concession.

(b)	San Taco Project:

On February 28, 2004, the Company entered into an option agreement (the “San Taco Option Agreement”) which grants the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$965,000 as follows:

(i)	US$50,000 (paid) within 30 days of the signing of the option agreement;
(ii)	US$75,000 (paid) by the first anniversary of the date of signing the option agreement;
(iii)	US$100,000 by the second anniversary of the date of signing the option agreement; and
(iv)	US$740,000 by the third anniversary of the date of signing the option agreement.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

The Company did not make the required US$100,000 payment on February 28, 2006.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

6.	Mineral property exploration expenditures (continued):
(c)	Virimoa Project:

On January 4, 2005, the Company signed a letter of intent for an option to purchase 100% of the ownership rights in two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. The terms of the agreement call for the Company to make four staged cash payments and share issuances totaling US$300,000 and 300,000 common shares (100,000 issued), respectively, over a period of three years, to the property owner. If the option is exercised, the property owner will retain a 2% Net Smelter Return, half of which can be purchased by the Company for US$1,000,000.

7.	Long-term debt:

(a) Long-term debt:

	March 31, 2006	December 31, 2005
Topia mine acquisition (note 4(a)) carrying value of debt assumed of US$814,594, without interest and discounted at an effective interest rate of 26.8% per annum, repayable in the form of a 10% Net Smeltering Royalty or US$25,000 annually, whichever is higher and is secured by a general security agreement over the assets of the Topia operations. The remaining debt balance is fully repayable on the third anniversary of the acquisition on June 30, 2008.	$947,373	$947,373
Topia mine acquisition (note 4(a)) carrying value of US$946,919, without interest and discounted at an effective interest rate of 26.8% per annum, payable in three annual payments of US$300,000, US$300,000 and US$346,919 in each of the first, second and third year, respectively, commencing 18 months after the date of acquisition on June 30, 2005.	1,101,267	1,101,267
Guanajuato mine acquisition (note 4(b)) carrying value of US$725,000, without interest and discounted at an effective interest rate of 26.8% per annum, payable in two staged payments in 2006	811,893	4,186,800 -
	2,860,533	6,235,440 -
Less: unamortized discount	(439,159)	(648,223)
	2,421,374	5,587,217
Current portion	1,675,247	4,841,090
	$746,127	$746,127

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

7.	Long-term debt (continued):

The face value of annual gross principal repayments on long term debt based on management’s future estimates of payments under the Topia Mine Net Smelter Royalty, are as follows:

2006	$1,595,790
2007	800,240
2008	335,956
$2,731,986

(b)	Convertible loan note:

On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of 8% per annum unsecured convertible note maturing March 9, 2010 The note is convertible into common shares of the Company at a price of CDN$1.32 per share at the holders’s option at any time. At March 8, 2006, the market price of the Company’s common shares was CDN$1.20 per share. The conversion feature of the note has a fair value of $1,006,000 using a Black-Scholes valuation model. The fair value of the conversion feature of the note was recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge.

8.	Capital stock:
(a)	Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued:

The continuity of the Company’s issued share capital is as follows:

	Number of common shares	Stated value
Balance, December 31, 2004	15,818,677	7,068,595
Private placement at $0.45 per unit, net of costs (iv)	4,358,944	1,882,301
Private placement at $0.45 per unit, net of costs (v)	12,363,000	5,008,713
Private placement at $0.62 per unit, net of costs (vi)	12,250,310	6,983,028
Exercise of "B" warrants at $0.45 per share	1,140,000	513,000
Exercise of "C" warrants at $0.45 per share	1,142,500	514,125
Exercise of "D" warrants at $0.45 per share	96,000	59,520
Exercise of options	80,000	36,000
Issue of options and warrants for financing services	-	(606,083)
Issue of shares for property	100,000	50,000
Reclass from contributed surplus on exercise of options	-	27,241
Balance, December 31, 2005	47,349,431	$21,536,440
Exercise of "F" warrants at $0.62 per share	1,217,361	754,764
Exercise of "G" warrants at $0.62 per share	760,500	471,510
Exercise of agent warrants	148,850	92,287
Exercise of options	1,039,337	471,240
Reclass from contributed surplus on exercise of options	-	158,333
Balance, March 31, 2006	50,515,479	23,484,574

No preferred shares have been issued.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

8.	Capital stock (continued):
(i)

On July 19, 2005, the Company issued by private placement 4,358,944 units at a price of $0.45 per unit for gross proceeds of $1,961,525 and paid issue costs of $79,224. Each unit consists of one common share of the Company and one-half of one non-transferable series “F” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued 175,700 finder’s warrants entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The fair value of agent’s warrants of $19,583 is recorded as a cost of financing and is included in contributed surplus.

(ii)

On October 5, 2005, the Company issued by private placement 12,363,000 units at a price of $0.45 per unit for gross proceeds of $5,563,350 and paid issue costs of $554,638. Each unit consists of one common share of the Company and one-half of one non-transferable series “G” or “H” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued 1,163,760 agent options entitling the holder to purchase for a twelve month period at $0.45, one unit comprising one common share and one-half of one non-transferable agent’s warrant. Each full agent’s warrant entitles the holder to acquire, upon exercise, one further common share of the Company at a price of $0.62 for a period of twelve months. The fair value of agent’s options of $147,000 is recorded as a cost of financing and is included in contributed surplus. An officer of the Company participated by acquiring 120,000 units.

(iii)

On December 20, 2005, the Company issued by private placement 12,200,000 units at a price of $0.62 per unit for gross proceeds of $7,564,000 and paid issue costs of $626,250. Each unit consists of one common share of the Company and one non-transferable series “I” or “J” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.90 for a period of two years. The Company also issued 50,310 agent units entitling the holder to purchase one unit comprising one common share and one whole non-transferable agent’s warrant, at $0.62 per unit. Each full agent’s warrant entitles the holder to acquire, upon exercise, one further common share of the Company at $0.90 for a period of twenty four months. The fair value of agent’s options of $13,000 is recorded as a cost of financing and is included in contributed surplus. The Company also issued 1,096,000 agent’s warrants entitling the holder to acquire one common share of the Company at $0.90 for a period of twenty four months. The fair value of agent’s options and the agent’s warrants of $426,500 is recorded as a cost of financing and is included in contributed surplus. An officer and two companies controlled by Directors, participated by acquiring an aggregate of 259,000 units.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

8.	Capital stock (continued):
(c)	Contributed surplus:

Stated value
Balance, December 31, 2004	702,679
Issue of options and warrants for financing activities	606,083
Reclassification to common shares on exercise of options	(27,241)
Stock-based compensation for non-employee awards	258,802
Stock-based compensation for employee awards	98,496
Balance, December 31, 2005	$1,638,819
Reclassification to common shares on exercise of options	(158,333)
Stock-based compensation for non-employee awards	993,500
Stock-based compensation for employee awards	306,000
Balance, December 31, 2005	$2,779,986

(d)	Stock options and warrants:

The Company, in accordance with the policies of the TSX Venture Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants. The Exchange policies permit the Company’s directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan, options must be non-transferable and may not exceed 10% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstanding to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant’s employment. Vesting of options is generally at the time of grant.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

8.	Capital stock (continued):
(d)	Stock options and warrants:

The continuity of common stock options for the three month period ending March 31, 2006 is as follows:

Exercise price	Expiry date	Balance December 31, 2005	Granted	Cancelled/ expired	Exercised	Balance March 31, 2006
0.45	February 8, 2009	710,000	-	-	(70,000)	640,000
0.52	April 5, 2009	60,000	-	-	(30,000)	30,000
0.45	May 25, 2009	100,000	-	-	-	100,000
0.45	February 27, 2010	250,000	-	-	-	250,000
0.45	May 2, 2006	100,000	-	-	(100,000)	-
0.45	July 11, 2010	100,000	-	-	-	100,000
0.45	August 30, 2010	125,000	-	-	-	125,000
0.45	July 26, 2010	700,000	-	-	-	700,000
0.60	September 13, 2006	747,260	-	-	(422,837)	324,423
0.60	September 29, 2007	125,000	-	-	-	125,000
0.45	October 4, 2006	416,500	-	-	(416,500)	-
0.90	January 5, 2011	-	2,355,000	-	-	2,355,000
		3,433,760	2,355,000	-	(1,039,337)	4,749,423
Weighted average exercise price		0.46	0.90	-	0.45	0.69

The continuity of common stock options for 2005 is as follows:

Exercise price	Expiry date	Balance December 31, 2004	Granted	Cancelled/ expired	Exercised	Balance December 31, 2005
0.45	February 8, 2009	790,000	-	-	(80,000)	710,000
0.52	April 5, 2009	60,000	-	-	-	60,000
0.52	April 30, 2009	400,000	-	(400,000)	-	-
0.45	May 25, 2009	100,000	-	-	-	100,000
0.45	February 27, 2010	-	250,000	-	-	250,000
0.45	May 2, 2006	-	100,000	-	-	100,000
0.45	July 11, 2010	-	100,000	-	-	100,000
0.45	August 30, 2010	-	125,000	-	-	125,000
0.45	July 26, 2010	-	700,000	-	-	700,000
0.60	September 13, 2006	-	747,260	-	-	747,260
0.60	September 29, 2007	-	125,000	-	-	125,000
0.45	October 4, 2006	-	416,500	-	-	416,500
		1,350,000	2,563,760	(400,000)	(80,000)	3,433,760
Weighted average exercise price		0.47	0.46	0.52	0.45	0.46

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

8.	Capital stock (continued):
(d)	Stock options and warrants (continued):

The Company applies the fair value based method of accounting for employee stock options granted after January 1, 2003. During the three months ended March 31, 2006, the Company recorded compensation expense for the fair value of employee stock options of $306,000 for stock options that were granted during the period. The fair value per option was determined using the following assumptions:

Risk-free interest rate	3.73%
Dividend yield	0.0%
Expected life	2.0 years
Volatility	730%

The Company applies the fair value based method of accounting for non-employees stock options granted after January 1, 2002. During the three months ended March 31, 2006, the Company recorded compensation expense for the fair value at stock options of $993,500 granted during the period. The fair value per option was determined using the following assumptions:

Risk-free interest rate	3.82%
Dividend yield	0.0%
Expected life	5 years
Volatility	74%

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

8.	Capital stock (continued):
(e)	Warrants:

For the three months ended March 31, 2006, the Company received a total of $1,321,936 (Q1-05 - $1,027,125l) as payment on the exercise of 1,217,361 “F” Warrants, 760,500 “G” Warrants and 148,850 Agent Warrants.

Series	Exercise price	Expiry date	Balance December 31, 2005	Issued	Exercised	Expired	Balance March 31 2005
Series "F" Warrants	0.62	June 28, 2006	1,039,861	-	(524,861)	-	515,000
Agents' Warrants	0.62	June 28, 2006	127,500	-	(111,750)	-	15,750
Series "F" Warrants	0.62	July 18, 2006	1,139,611	-	(692,500)	-	447,111
Finders' Warrants	0.62	July 18, 2006	48,200	-	(37,100)	-	11,100
Series "G" Warrants	0.62	Sept. 13, 2006	4,034,000	-	(760,500)	-	3,273,500
Series "H" Warrants	0.62	Oct. 4, 2006	2,147,500	-	-	-	2,147,500
Series "I" Warrants	0.90	Nov. 30, 2007	4,103,200	-	-	-	4,103,200
Agents' Warrants	0.90	Nov. 30, 2007	410,320	-	-	-	410,320
Series "J" Warrants	0.90	Dec. 20, 2007	8,096,800	-	-	-	8,096,800
Agent’s Warrants	0.90	Dec. 20, 2007	735,990	-	-	-	735,990
			21,882,982	-	(2,126,711)	-	19,756,271

Series	Exercise price	Expiry date	Balance December 31, 2004	Issued	Exercised	Expired	Balance December 31 2005
Series "B" Warrants	0.45	Mar. 22, 2005	1,715,000	-	(1,140,000)	(575,000)	-
Series "C" Warrants	0.45	Jan. 13, 2005	2,280,500	-	(1,142,500)	(1,138,000)	-
Series "D" Warrants	0.62	Mar. 28, 2005	1,785,714	-	(96,000)	(1,689,714)	-
Agents' Warrants	0.62	Mar. 28, 2005	591,543	-	-	(591,543)	-
Series "E" Warrants	0.62	May 27, 2005	1,500,000	-	-	(1,500,000)	-
Agents' Warrants	0.62	Apr. 22, 2005	450,000	-	-	(450,000)	-
Series "F" Warrants	0.62	June 28, 2006	-	1,039,861	-	-	1,039,861
Agents' Warrants	0.62	June 28, 2006	-	127,500	-	-	127,500
Series "F" Warrants	0.62	July 18, 2006	-	1,139,611	-	-	1,139,611
Finders' Warrants	0.62	July 18, 2006	-	48,200	-	-	48,200
Series "G" Warrants	0.62	Sept. 13, 2006	-	4,034,000	-	-	4,034,000
Series "H" Warrants	0.62	Oct. 4, 2006	-	2,147,500	-	-	2,147,500
Series "I" Warrants	0.90	Nov. 30, 2007	-	4,103,200	-	-	4,103,200
Agents' Warrants	0.90	Nov. 30, 2007	-	410,320	-	-	410,320
Series "J" Warrants	0.90	Dec. 20, 2007	-	8,096,800	-	-	8,096,800
Agent’s Warrants	0.90	Dec. 20, 2007	-	50,310	-	-	735,990
			8,322,757	21,882,982	(2,378,500)	(5,944,257)	21,882,982

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

9.	Related party transactions:

The Company entered into the following transactions with related parties:

(a)

Paid or accrued consulting fees totalling $46,900 (Q1-05 - $36,160) to a company controlled by a director of the Company, $27,564 (Q1-05 - $21,743) to a company controlled by an officer of the Company and $46,550 (Q1-05 - $21,000) to a director of the Company respectively.

(b)	Paid or accrued office rental and administration totalling $25,363 (Q1-05 - $7,823) to a company controlled by a director of the Company.

10.	Financial instruments:
(a)	Fair value:

The carrying value of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities and due to officers and directors approximate their fair value due to the short-term nature of the items. The fair value of long-term debt to third parties approximate their carrying value as their term reflect estimated market terms at March 31, 2006.

In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

(b)	Foreign currency and interest rate risk:

The Company currently has foreign operations, which gives rise to a risk that earnings and cash flows may be negatively impacted by fluctuations in interest and foreign exchange rates. To the date of these financial statements, the Company has not entered into foreign currency hedging arrangements of instruments to fix interest rates.

(c)	Concentration of credit risk and business concentrations:

To reduce credit risk, management performs ongoing evaluations and maintains reserves for potential credit losses.

The Company operates in one segment, being the exploration and development of mineral properties. Substantially all mineral properties, plant and equipment and approximately $40,000 of office equipment is located in Mexico. The remaining office equipment is located in Canada.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period ended March 31, 2006 and 2005

11.	Subsequent events:
(a)	Subsequent to March 31, 2006, the Company raised gross cash proceeds of $3,402,709 from the exercise of warrants and options.
(b)

On April 25, 2006, the Company announced that it had signed a Letter of Intent for an option to acquire a 100% interest in the Km 66 Project in eastern Durango State, Mexico. Terms of the agreement call for the Company to make 6 staged cash payments and share issuance totaling US$3,000,000 and 50,000 shares over a 4 year period. If the option is exercised, the vendors will retain a 3% NSR, each 0.5% of which (to a maximum of 2%) can be purchased for US$500,000. The agreement requires cash payments of US$20,000 upon signing of the purchase agreement and additional staggered payments totaling US$280,000.

(c)

On May 2, 2006, the Company announced that it has entered into an agreement to issue a private placement offering (“Offering”) of 5,000,000 units of the Company (“Unit”) at a price of $2.00 per Unit to raise gross proceeds of $10,000,000. Each Unit will comprise one common share and one-half of one transferable share purchase warrant. Each whole warrant will entitle the holder, upon exercise to acquire one common share of the Company at a price of $2.65 for a period of 24 months after the closing of the private placement.

At the option of the underwriters, prior to the closing of the Offering, the size of the Offering may be increased by up to 2,500,000 Units at a price of $2.00 per Unit for further gross proceeds of $5,000,000, which would increase the size of the offering to $15,000,000 if such option is fully exercised.

(d)

On May 24, 2006, the Company announced that it had purchased, through its Mexican subsidiary, an additional 3.88 hectacres of real estate adjacent to the plant at its Guanajuato Silver-Gold Mine Complex in Guanajuato, Mexico. A payment of US$201,825 was made at the time of the signing of the purchase agreement and a final payment of US$488,600 will be made in 5 months time.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the Period Ended March 31, 2006

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended March 31, 2006

This Management’s Discussion and Analysis (“MD&A”) prepared as of May 24, 2006, reviews the activities of Great Panther Resources Limited (“Great Panther” or the “Company”) for the period ending March 31, 2006. The following information should be read in conjunction with the accompanying interim unaudited consolidated financial statements and the accompanying notes, and the audited consolidated financial statements and the accompanying notes and the Management Discussion and Analysis contained in the Company’s Annual Report for the fiscal year ended December 31, 2005.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; cash flows; currency fluctuations; increases in production costs; differences in recovery rates from those expected; and other general market and industry conditions.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason. Risks that could cause the Company’s actual results to materially differ from its current expectations are described in this document.

DESCRIPTION AND OVERVIEW OF BUSINESS

Great Panther Resources Limited is an active mining and exploration company listed on the TSX Venture Exchange (Tier 1), trading under the symbol “GPR”. The Company’s activities at the present time are focused on the acquisition, exploration, development and mining of precious metals and base metals from its wholly owned properties in Mexico.

The Company was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and consolidated its common shares whereby every ten common shares before consolidation became one common share after consolidation.

The Company’s corporate goal is to become one of the top five primary silver producers in the world. During the fiscal year ended December 31, 2005, the Company progressed towards this goal by acquiring a 100% interest in: a silver-lead-zinc mine (“Topia”) located in the Topia Mining District in west-central Durango State, Mexico; and a group of producing silver-gold mines (“Guanajuato”) in the Guanajuato Mining District, in the state of Guanajuato. The mines purchased include the assets and the infrastructure of working mines with the mill capacity of the Topia and Guanajuato mines being 200 tonnes and 1,200 tonnes per day respectively. The Company anticipates that, by the end of 2006, after a complete and extensive refurbishment, both mines will be operating at full capacity.

In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. (July 12, 2005) and Minera de Villa Seca, S.A. de C.V. (October 5, 2005). These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines respectively.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended March 31, 2006

SELECTED QUARTERLY INFORMATION

Note:

The financial information presented for fiscal year 2005 has been restated to reflect the Company’s change in accounting policy to expense mineral exploration expenditures prior to commercial feasibility of mine operations being established. Information presented for fiscal year 2004 were not impacted by the policy change.

First Quarter Review

The loss for the three months ended March 31, 2006 (“FY06-Q1”) was $3,593,310 compared to $1,261,975 for the three months ended March 31, 2005 (“FY05-Q1”). The increased loss can be partially attributed to the difference in stock-based compensation expensed in the FY06-Q1 ($1,299,500) relative to FY05-Q1 ($45,092). The increased loss for the period can also be partially attributed to the transition from an exploration company to a mining company. Great Panther has evolved into an active junior mining producer from a junior exploration company. This transition to a revenue generating company requires additional resources not normally associated with an exploration company and as such, additional costs were incurred this quarter that were not previously required.

The Company is continuing the process of refurbishing both the Topia and Guanajuato plants with the goal of having them both at full operational capacity by the end of the current fiscal year. Although the Company anticipates the initial operating costs of the plants to be high, it is anticipated that as the plants process higher tonnage, each plant should realize economies of scale thus reducing the actual processing cost.

The Company also expensed $230,022 in interest expense during FY06-Q1 (FY05-Q1 - “nil”). This expense relates to the assumption of the debt associated with the Topia and Guanajuato acquisition. The debt was discounted by 26.8% when recognized on the Company’s balance sheet.

During FY06-Q1, the Company decided not to actively commit to further exploration of the San Taco property. The Company will, however, retain the nearby Santo Niño property and the surrounding 100%-owned San Antonio property.

As at March 31, 2006 the Company had an accumulated deficit of $13,436,051 and positive working capital of $2,856,603.

During the quarter, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of an 8% per annum unsecured convertible note maturing March 9, 2010. The note is convertible into common shares of the Company at a price of CDN$1.32 per share at the holder’s option at any time. At March 8, 2006, the market price of the Company’s common shares was CDN$1.20 per share. The conversion feature of the note has a fair value of $1,006,000 using a Black-Scholes valuation model. The funds will be used primarily to refurbish the Topia and Guanajuato mines, to fund the Company’s exploration activities in Mexico and to serve as working capital for the Company’s other activities which include overhead costs.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended March 31, 2006

PRIMARY MINING PROPERTIES OF THE COMPANY

Topia Mine Project

On June 30, 2005, the Company entered into an agreement (the “Topia Purchase Agreement”) to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Silver-Lead-Zinc Mine located in the Municipality of Topia, State of Durango, Mexico. The Company exercised its option to acquire the mine, which includes a 200 tonne per day mill and complete mining infrastructure, after a 7,436 metre surface diamond drilling program completed by Great Panther in 2004-05 indicated that the property had significant potential to host additional resources.

Upon signing the Topia Purchase Agreement, the Company paid a total of US$540,165 to the Vendor and to two divisions of Peñoles, the latter being part of the assumed debt. The balance of the purchase price, approximately US$1.76 million, is divided between the Vendor (US$946,000 owed) and La Ciénega, a division of Peñoles. While the debt to the Vendor will be paid in stages over the next three years, the debt to La Cienega will be paid effectively from the proceeds of production as a 10% Net Smelter Return royalty. The Company does have the option of paying out the debt in full at any time.

Guanajuato Mine Project

On October 25, 2005, the Company signed a formal purchase agreement to acquire a 100% interest in a group of producing silver-gold mines in Guanajuato, Mexico. The three principal mines in the Company’s acquisition, the Valenciana, Cata and Rayas, occupy the heart of the 25 kilometre long Veta Madre (Mother Lode) structure that controls the majority of the silver-gold mineralization in the Guanajuato District. The Guanajuato District is one of the most prolific and best known silver districts in the world with silver being discovered in 1548 and estimates of historic production ranging from 700 million to 1.5 billion ounces of silver and 4 to 7 million ounces of gold.

The total purchase price was US$7,250,000 which includes 1,107 hectares in two main properties, the 1,200 tonne-per-day plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights (real estate). At the date of this document, the remaining balance of the original purchase outstanding is US$362,500.

PRIMARY MINERAL EXPLORATION PROPERTIES OF THE COMPANY

The Company, through its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (“MMR”), currently has options on three significant exploration properties known as the San Antonio Project, the Virimoa Project and the KM 66 Project.

San Antonio Project

The San Antonio Project, a gold-copper project, located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico, consists of three contiguous mining concessions covering in the aggregate of 11,711 hectares. One concession covering 80 hectares is held under the Santo Niño Option Agreement. Two concessions covering in the aggregate of 11,631 hectares , surrounding the Santo Niño Property were staked by and are owned 100% by MMR.

a)	Santo Niño Property:

On February 11, 2004, the Company entered into an option agreement (the “Santo Niño Option Agreement”) granting the Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Niño Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico, by making staged cash payments totaling US$165,000 with no underlying Net Smelter Return royalty and no work commitments.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended March 31, 2006

The Company made cash payments totaling US$20,000 during the year ended December 31, 2004 and cash payments totaling US$20,000 during year ended December 31, 2005 in accordance with the option agreement. During the quarter, the Company paid an additional instalment of US$10,000 to the vendor.

Virimoa Project

On January 4, 2005, the Company signed a letter of intent for an option to purchase 100% of the ownership rights in and to two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. The project consists of two concessions comprising 148 hectares and hosts a zone of intense alteration, exposed for more than 350 metres. The Virimoa property is situated in the heart of the Sierra Madre Mineral Belt and is centrally located between several significant deposits. It lies approximately 17 kilometres southwest of the Company’s Topia Silver-Lead-Zinc Mine, which can be used for logistical support, and was evaluated as part of Great Panther’s ongoing regional evaluation around the mine. In addition, Virimoa is approximately 30 kilometres west of La Ciénega, Mexico’s largest gold mine, currently in production and owned by Compañía Minera Peñoles.

Terms of the agreement call for the Company to make four staged cash payments and share issuances totaling US$300,000 and 300,000 shares (100,000 issued), over a period of three years, to the property owner. If the option is exercised, the property owner will retain a 2% NSR, half of which can be purchased for US$1,000,000.

Km 66 Project

On April 17, 2006, the Company signed a Letter of Intent for an option to acquire a 100% interest in the Km 66 Project in eastern Durango State, Mexico. The project consists of 17 concessions comprising 3,508 hectares and hosts significant silver-lead-zinc-gold mineralization with excellent potential for a large bulk tonnage deposit. The property is bisected by a paved highway approximately 100 kilometres from Peñoles' smelter at Torreon (66 km from the Bermejillo intersection, hence the name) and so infrastructure is excellent.

Terms of the agreement call for Great Panther to make 6 staged cash payments and share issuances totaling US$3,000,000 (US$20,000 paid) and 500,000 shares, over a period of 4 years, to the property owners. If the option is exercised, the vendors will retain a 3% NSR, each 0.5% (to a maximum of 2%) of which can be purchased for US$500,000.

EXPLORATION ACTIVITIES AND PROPERTY EXPENDITURES

The Company’s exploration work on its three exploration properties (the San Antonio Project, the Virimoa Project and the KM 66 Project) have been limited. Although the Company is currently reviewing various exploration strategies for each of the specific projects, much of its resources have been dedicated to the two mining properties.

Topia Mine Project

The Company reached a significant milestone in its transition to primary silver producer with the shipment of concentrates from the Topia Mine in Durango, Mexico. Throughput at the plant is presently being maintained at roughly 120 tonnes per day while mine development is advanced. The Topia Mine has a production target of 200 tonnes per day by the third quarter of this year.

Mine development is continuing along the Dos Amigos Vein system, which lies partly on the newly acquired Arco Iris concession. New sampling of this vein from the east end of the ramp has returned average grades of 924 g/t Ag, 21.78% Pb and 16.16% Zn along a 30 metre strike length. Although the vein has an average width of only 0.21 metres along this length, the Company is using a mining method called 'resuing' which

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended March 31, 2006

reduces dilution & maximizes the grade of the material being recovered. (The aforementioned assays were obtained from the Company's onsite laboratory, which, although not certified, has shown good correlation with check assays in previous sampling. The lab presently does not have the ability to assay for gold. Check samples have been taken of this material and sent to ALS Chemex for verification. Any significant discrepancy in results will be reported.)

Along strike of this high grade mineralization, to the northeast, lie the old La Dura Mine workings that are also part of Great Panther's property. Recent sampling from the Dos Amigos Vein at the southwest end of La Dura has returned 475 g/t Ag, 1.01 g/t Au, 3.92% Pb and 5.09% Zn over a strike length of 89 metres and an average width of 0.36 metres. Slightly lower grade mineralization continues for another 108 metres to the northeast, returning average grades of 265 g/t Ag, 1.19 g/t Au, 0.62% Pb and 1.21% Zn over an average width of 0.52 metres. The aforementioned assays were obtained from SGS Labs.

There has been no underground development for approximately 200 metres between the southwest end of the La Dura Mine and the ramp mentioned above, so the potential to find more high grade mineralization is excellent. Collectively, the aforementioned results represent more than 750 metres of strike length along the Dos Amigos Vein and the mineralization is open to depth along this entire distance. Continuing development on this vein system will include stations for an underground drill program, which will enable the Company to more easily and quickly determine the overall potential of the vein and to delineate a new resource that can be added to the mine plan.

As noted above, the Company entered into an agreement to purchase a 100% interest in a strategic claim that is contiguous with the existing Topia Mine Property. The 100 hectare Arco Iris concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its own ground. In addition, the new claim contains much of the Don Antonio vein, from which Peñoles produced silver-lead-zinc in the past. The agreement requires cash payments of US$20,000 upon signing of the purchase agreement and additional staggered payments totaling US$280,000.

Guanajuato Mine Project

During the quarter ended March 31, 2006, the Company initiated the commissioning of the processing plant at its Guanajuato Silver-Gold Mine. The 1,200 tonne-per-day plant has been undergoing extensive refurbishing since early this year as the Company prepares to place the mine back into production.

The commissioning of the crushing, milling and flotation equipment involves systematic testing of all components of the circuits from both a mechanical and metallurgical standpoint. This process will allow the Company to optimize the efficiency of the plant and maximize recoveries of silver and gold in the concentrate. Metallurgical tests will be conducted on different types of mineralization in order to determine if the flotation system used in the past is the best recovery process to be used. The Company is also examining the possibility of modifying the recovery process such that silver-gold doré could be poured on site.

There are three ball mills at the Guanajuato plant, each with a capacity of 400 tonnes-per-day and the Company plans to bring them on stream one at a time, with a goal of reaching the full capacity of 1,200 tonnes-per-day by the end of 2006.

Resources will be better defined through an underground drilling program that is scheduled to begin in the second quarter of FY06.

During the quarter, the Company commenced a Phase II diamond drilling program at Guanajuato. The surface drilling program, comprising a minimum of 3,500 metres in twenty holes, is designed to test three separate areas along 4 kilometres of strike length along the Veta Madre. In particular, the drill program will follow-up on the successful drilling at Guanajuatito, in the northwest part of the property, as well as test

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended March 31, 2006

the Animas, and Garrapata areas, farther along strike to the southeast. Several additional holes will be kept in reserve for follow-up towards the end of the program.

At the Guanajuatito area, the drill program will include 11 holes (2,675 metres), covering a strike length of 250 metres, from the Alisos Shaft to the northwest past the end of the Guanajuatito ramp. Drilling will consist of a set of holes spaced 50m and 100m vertically below the bonanza grade silver-gold mineralization intersected in holes GTT-05-004 to 006 completed in November 2005. GTTO-05-004 intersected the Veta Madre as a 7.3 metre breccia zone of which 5.8 metres (4.1 metres true width) assayed 692 g/t silver and 5.17 g/t gold. In GTTO-05-005 the Veta Madre was 3.4 metres thick with a 2.5 metre (1.77 metre true width) portion assaying 1,096 g/t silver and 4.15 g/t gold; and in GTTO-05-006 the Veta Madre was 7.5 metres thick with a 1.5 metre (1.06 metre true width) portion assaying 209 g/t silver and 1.55 g/t gold. All holes intersected a zone of low grade stockwork gold mineralization in the hanging wall of the Veta Madre that will be further tested by the upcoming program. Ongoing surface and underground geological mapping and sampling at Guanajuatito will help in interpreting the structural history.

The Animas area lies approximately 300 metres southeast of the Cata Shaft, the main production shaft for the mine complex and is accessible from the San Vicente North Ramp (SVNR). Four holes totaling 620 metres will be drilled into a 200 by 100 metre block of previously untested ground from the Secho Shaft to the northwest edge of the SVNR workings. Drill holes will test from level 100 to just above level 190, up-dip from the Todos Santos stopes where the previous owners were recently mining good grade ore. Old stoping on the northwest edge of the SVNR on level 55 was approximately 10m thick in stockwork mineralization. Eight channel samples taken by the Company in this area of level 55 returned values ranging from 0.19 g/t gold and 39 g/t silver to 6.27 g/t gold and 873 g/t silver.

At the Garrapata area, five holes totaling 650 metres are proposed to test approximately 200 metres of strike length southeast from the Promontorio Shaft. One of the deepest holes in this set will test the upper part of a block of historical resources defined by the previous owners. As this block does not conform to National Instrument 43-101, the Company intends to test the existence and continuity of silver-gold mineralization in this area.

As underground development progresses throughout the mine complex, underground diamond drilling will be conducted as a continuation of the Phase II program. This will require the development of crosscuts and drill stations, and is currently being scheduled for the second quarter of 2006. Three dimensional mine modeling, already underway, will assist in planning this program.

A detailed and extensive underground ongoing sampling program that is currently underway has returned spectacular bonanza grades from the Valenciana Mine. Silver grades ranged from 1,100 g/t (32 oz/t) to 30,468 g/t (889 oz/t) and gold grades ranged from 19 g/t (0.6 oz/t) to 177 g/t (5.2 oz/t) in 27 selective grab samples taken by the mine staff. These results yield an arithmetic average of 11,036 g/t (322 oz/t) Ag and 62 g/t Au (1.8 oz/t). Using a silver-to-gold ratio of 60:1, this equates to a silver equivalent grade of 430 oz/t or a gold equivalent grade of 7.2 oz/t. The samples also contained, on average, 0.34% Cu, 0.24% Pb and 0.87% Zn.

The samples were taken from the walls of old stopes in an area of the mine that had historically been mined by hand, dating back to the early 19th century. As such, there has been very little, if any, mechanized mining here and stopes are typically small and erratic in shape. The sampling was carried out as a first-pass assessment of the tenor and distribution of mineralization that has been left behind by these historic mining campaigns. Consequently, it is presently unknown just how representative these grades may be from a mining standpoint.

Significantly, the sampling came from 6 different stopes above and below the 285 metre level over a total strike length of about 500 metres. Grades from the various stopes were comparable. Five of these stopes lie within 200 metres of the Valenciana shaft and there has been only limited development below this level to the bottom of the shaft, approximately 150 metres below. The sixth stope, number 1414, lies 400 metres southeast of the shaft and has been partially developed between the 285 and 320 metre levels. There has

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended March 31, 2006

been no development above this for at least 100 metres and there does not appear to have been any work done below it at all, suggesting that the mineralization is totally open to depth.

At present, the Company has insufficient information to determine the extent of this mineralization or to quantify any potential volumes. The most important issue in doing this is in evaluating the safety level of any procedure that could be implemented to extract this material from the historic workings. Any mining below these levels, however, would be in virgin rock and could be developed using modern techniques and safety standards.

With these grades, this material would not need to be processed at the on-site plant, but would be shipped directly to the smelter for processing, thereby decreasing the production costs and increasing the net value. Understandably, it would not take a lot of this material to make a significant contribution to the Company's revenue stream.

The Valenciana Mine has always been known for its high grades. Mineralization was first discovered here by the Spanish in 1768 and the ore was so rich that Valenciana quickly became the most productive silver mine in the world in the second half of the 18th century (Elizabeth Emma Ferry, Cultural Anthropology, 2002). Of the 3 operating shafts on the Company’s property, Valenciana is the deepest, at 500 metres, and limited diamond drilling in the 1980's suggests that the mineralization continues below this for at least another 200 metres.

Subsequent to March 31, 2006, the Company announced that it had purchased, through its Mexican subsidiary, an additional 3.88 hectares of real estate adjacent to the plant at its Guanajuato. The land was purchased from the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato, the same Cooperative from which the mines were purchased last year, for a total of US$690,425. The decision to buy the extra land was taken in order to facilitate any future expansion of the plant facilities and to protect the plant site from any possible development nearby. The Company currently owns the land occupied by the plant and administration facilities. A payment of US$201,825 was made at the time of the signing of the purchase agreement and the balance of US$488,600 will be made within 5 months. The Company has already received clear title to the property.

LIQUIDITY AND CAPITAL RESOURCES

Although the Company currently has operations that are generating cash flow, the economic viability of the operations has not been determined. The financial success of the Company relies on management’s ability to continually find economical and viable mineral deposits. This process can take years and is largely based on factors that are beyond the control of Great Panther.

In order to finance its exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and towards Great Panther in particular, so that funds can be raised through the sale of the Company’s securities. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company’s track record and the experience and calibre of a Company’s management. There is no certainty that equity funding will be available at the times and in the amounts required to fund the Company’s activities.

Cash and Financial Conditions

The Company had a cash (and cash equivalents) balance of $1,066,419 and a short-term investment balance of $1,562,450 at March 31, 2006 as compared to $506,644 and $1,050,850, respectively, at March 31, 2005. The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. The increase in cash and short-term investments is a direct result of the additional financing activities completed over the twelve month period.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended March 31, 2006

The Company had working capital of $2,856,602 as at March 31, 2006 compared with working capital of $1,767,634 as at March 31, 2005. Working capital, together with the 2006 warrant exercises (described below) and limited additional financing, should be adequate to fund the Company’s activities and to cover corporate overhead for the next fiscal year.

During the quarter, the Company closed the private placement of a $2.02 million convertible loan note (“Note”). The Note is unsecured, bears interest at 8% per annum payable quarterly and matures on March 9, 2010. Prior to maturity, the principal amount of the Note, or any portion thereof, is convertible into common shares of the Company at a conversion price of $1.32 per share. The fair value of the convertible feature of the note is $1,006,000 which then implies an effective interest rate of 26.8% for the note.

During the quarter, the Company issued 3,166,048 shares on the exercise of 1,217,361 “F” warrants, 760,500 “G” warrants, 148,850 Finder warrants and 1,039,337 stock options for proceeds of $1,789,801.

Great Panther does not have access to any lines of credit, nor other arrangements in place, to borrow funds. The Company also does not have any off-balance sheet financing arrangements and does not use hedges or other financial derivatives.

Investing Activities

For the three months ended March 31, 2006, the Company’s net cash inflow from investing activities was $565,233. Proceeds from the disposition of short-term investments contributed to this inflow of funds.

Financing Activities

On May 2, 2006, the Company announced that it had entered into an agreement to issue a private placement offering (“Offering”) of 5,000,000 units of the Company (“Unit”) at a price of $2.00 per Unit to raise gross proceeds of $10,000,000. Each Unit will comprise one common share and one-half of one transferable share purchase warrant. Each whole warrant will entitle the holder, upon exercise, to acquire one common share of the Company at a price of $2.65 for a period of 24 months after the closing of the private placement.

At the option of the underwriters, prior to the closing of the Offering, the size of the Offering may be increased by up to 2,500,000 Units at a price of $2.00 per Unit for further gross proceeds of $5,000,000, which would increase the size of the offering to $15,000,000 if such option is fully exercised.

Subsequent to March 31, 2006, the Company received proceeds of $3,402,709 on the exercise of warrants and options.

Outlook

It is anticipated that in the foreseeable future, Great Panther will rely on the equity markets to meet its financing needs.

Management and the Board of Directors review the approved work plans and budgets for the various exploration projects at regular intervals throughout the year, and make revisions to the budgets for individual projects in response to exploration success (or the lack thereof) on such projects.

Management and the Board of Directors continuously review and examine proposals and projects for the Company and conduct their due diligence in respect of same.

Liabilities

The following table outlines the gross principle repayment on the long-term debt of the Company:

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended March 31, 2006

OFF-BALANCE SHEET ARRANGEMENTS

At the date of this report, the Company had no material off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

(a)

Paid or accrued consulting fees totaling $46,900 to a company controlled by a director of the Company, $46,550 to a company controlled by an officer of the Company and $27,564 to an officer of the Company respectively.

(b)	Paid or accrued office rental and administration totaling $25,363 to a company controlled by a director of the Company.

FINANCIAL INSTRUMENTS AND OTHER RISKS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and advances, accounts payable accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

In conducting business, the principal risks and uncertainties faced by the Company centre on development of its mineral properties, metal and mineral prices and market sentiment.

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The relative prices of metals and mineral and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its working capital requirements and to fund its development and exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

PROPOSED TRANSACTIONS

There are currently no material transactions being pursued or negotiated by the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements is in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended March 31, 2006

liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of expenditures for the reporting period. Significant areas requiring use of management estimates relate to the useful lives of capital assets for amortization purposes, valuation of future income taxes, assumptions used in compilation of stock-based compensation, and amounts accrued as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company’s significant accounting policies is set out in Note 2 of the unaudited consolidated financial statements for the period ended March 31, 2006.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There have been no changes in the Company’s existing accounting policies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amount of marketable securities, accounts receivables, accounts payable and accrued liabilities, taxes payable and long term debt are all considered to be representative of their respective values.

SHARES OUTSTANDING

At March 31, 2006, the issued and outstanding common shares of the Company was 50,515,479.

During the quarter the Company released the remaining 1,012,500 shares of the Company previously held in escrow. These shares are the balance of the 2,250,000 shares issued on the closing of the acquisition of the Company’s Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V.

On January 4, 2006, the Company granted to directors, officers, employees and consultants incentive stock options to purchase an aggregate of 2,355,000 common shares. The options are exercisable until January 5, 2011 at an exercise price of $0.90 per share.

At the date of this MD&A, the Company had 55,775,761 common shares issued and outstanding.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther can be found on SEDAR at www.sedar.com or the Company’s website at www.greatpanther.com.

FORM 52-109F1

Certification of Annual Filings

I, Robert A. Archer, President and Chief Executive Officer of Great Panther Resources Limited, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the period ended March 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the annual filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: May 29, 2006

Great Panther Resources Limited

“Robert A. Archer”

Robert A. Archer

President and Chief Executive Officer

FORM 52-109F1

Certification of Annual Filings

I, Kaare G. Foy, Chief Financial Officer of Great Panther Resources Limited, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the period ended March 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the annual filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: May 29, 2006

Great Panther Resources Limited

“Kaare G. Foy”

Kaare G. Foy

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: May 31, 2006